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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Silver Lane Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle, 22nd Floor, Sutie 2220
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Bloomer Nesvold — 212-883-9401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb LLP
(Name – *if individual, state last, first, middle name*)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Elizabeth Bloomer Nesvold**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Silver Lane Advisors LLC, as

of **December 31**, 20 **18**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

_____



Signature

Managing Partner

Title



Notary Public

James F. Collins Jr.
Notary Public State of New York
Qualified in New York County
Commission Expires 11/13/2022
Registration No. 02CO6383213

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Silver Lane Advisors LLC

Statement of Financial Condition

December 31, 2018

SILVER LANE ADVISORS LLC

Table of Contents

December 31, 2018

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-8



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Silver Lane Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Silver Lane Advisors LLC (a limited liability company) as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Silver Lane Advisors LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Silver Lane Advisors LLC's management. Our responsibility is to express an opinion on Silver Lane Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Silver Lane Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as the Silver Lane Advisors LLC's auditor since 2009.

Woodbury, New York
February 27, 2019

185 Crossways Park Drive, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SILVER LANE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and cash equivalents	$	1,204,771
Accounts receivable		2,105,591
Prepaid expenses and other assets		165,470
Furniture, equipment, and improvements, net of accumulated depreciation of $86,671		45,894
Trademark, net of accumulated amortization of $9,035		3,333
Total assets	$	3,525,059

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	1,117,303
Security deposit payable		15,000
Due to retiring member		164,000
Note payable		656,000
Total liabilities	$	1,952,303
Members' equity	$	1,572,756
Total liabilities and members' equity	$	3,525,059

SILVER LANE ADVISORS LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2018

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Silver Lane Advisors LLC ("the Company") was formed in August 2007 and became a registered broker/dealer on December 18, 2008. The Company operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger, acquisition, private placements, strategic advisory and valuation services to firms predominantly in the financial service industry.

On January 23, 2019 the Company, the members of the Company and Raymond James Financial, Inc. ("RJF") entered into a Purchase Agreement pursuant to which the members of the Company will sell to RJF all of the membership interests of the Company. The transaction is contingent upon certain conditions, including receipt of FINRA approval under Rule 1017 or the expiration of the 30-day waiting period for change in ownership.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. The allowance is based on management's analysis of possible bad debts and specific customer collection issues that have been identified. At December 31, 2018, the Company considers all accounts receivable fully collectible. Accordingly, there is no allowance for doubtful accounts.

Furniture, Equipment, and Improvements

Furniture, equipment, and improvements are stated at cost less accumulated depreciation. The company provides for depreciation using the straight-line method using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Intangible Asset

The Company's intangible asset is a trademark that is being amortized over 15 years. Management asserts that there has been no impairment as of December 31, 2018.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes and, accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This change was applied using the modified retrospective method and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

The Company provides investment banking and advisory services. Revenue from investment banking success fees is generally recognized at the point in time that performance under the arrangement is completed (either the signing date or the closing date of the transaction). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is probable. Revenue from financial advisory retainer fees is generally recognized over time in which performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, there were no contract liabilities. Disaggregation can be found on the statement of operations for the year ended December 31, 2018.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts and money market accounts.

Concentrations and Credit Risk

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. These agreements are in effect until terminated by either party.

Off-Balance-Sheet Risk

At December 31, 2018, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

Subsequent Events

The Company has evaluated events and transactions that occurred through February 27, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

SILVER LANE ADVISORS LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2018

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $123,012 which was $25,658 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 11.87 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – COMMITMENTS AND CONTIGENCIES

The Company entered into a six-year lease for office space in New York City, which commenced on July 21, 2018. The terms of the lease provide for a six-month abatement and monthly rent thereafter of $34,252 during the remainder of the lease. Rent expense net of sublease income, which is included in occupancy expense was $285,194 for the year ended December 31, 2018.

The Company entered into a one-year agreement with Regus Management Group LLC for virtual office space in San Francisco, California, which commenced on March 1, 2018. The terms of the lease provide monthly rent of $309.

The Company entered into a one-year agreement with Regus Management Group LLC for office space in Chicago, Illinois, which commenced on April 1, 2018. The terms of the lease provide for monthly rent of $1,526. The agreement automatically renews for successive terms equal to the current term but no less than 3 months. The lease was renewed through June 30, 2019.

NOTE 4 – COMMITMENTS AND CONTIGENCIES *(continued)*

Future minimum payments under the leases as of December 31, 2018 are as follows:

2019	$	411,019
2020		411,019
2021		411,019
2022		411,019
2023		411,019
Thereafter		239,761
	$	2,294,856

The Company subleases space in its New York City office to a third party. The original sublease commenced February 2015 for a six-month period with automatic one-month extensions until brought to an end by either the Sublandlord or Subtenant. The terms of the sublease provided for monthly rental income of $6,600 during the first year and $6,860 thereafter. The Company and the third party entered into a new sublease agreement, which commenced in July 2018. The sublease has an initial term of three months with automatic one-month extensions thereafter until terminated by either party. The sublease calls for monthly rental income of $7,500. Sublease income for the year ended December 31, 2018 amounted to $85,520. The third party terminated the lease effective as of February 28, 2019.

NOTE 5 – NOTE PAYABLE

On December 31, 2018 The Company entered into a purchase agreement with one of its member's. The agreement provides for a redemption of two-thirds of this member's interest in the Company for an aggregate purchase price of $820,000, of which $164,000 was to be paid at closing and the remaining balance of $656,000 in a Promissory Note. The remaining one-third of this member's interest was purchased on the same date by an employee of the Company. The Note is payable in four yearly installments with accrued interest at 8% per annum. Notwithstanding the foregoing, if the Company (or the owners thereof) has not closed a business transaction with Raymond James Financial, Inc. on or before July 1, 2019, then the maturity date is accelerated to two years, with payments of $328,000 due at the end of each of the two years. The down payment was not wired until January 2, 2019; accordingly, $164,000 is included in Due to retiring member in the Company's Statement of Financial Condition.

NOTE 6 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under SEC Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 7 – INCOME TAXES

As previously discussed, the Company is a limited liability company and is treated as a partnership for income tax purposes. Accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company. However, New York City imposes an unincorporated business tax on partnerships operating in New York City. The financial statements include a provision for these taxes. In addition to the New York City unincorporated business tax, Illinois imposes a replacement tax on the partnership and a provision for this tax has been included in the financial statements.